March 18, 2019

Mr. John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Brigham Minerals, Inc.

Amendment No. 4 to Draft Registration Statement on Form S-1

Submitted February 14, 2019

CIK No. 0001745797

Ladies and Gentlemen:

Set forth below are the responses of Brigham Minerals, Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 1, 2019, with respect to Confidential Draft Submission No. 4 on Form S-1, CIK No. 0001745797, submitted to the Commission on February 14, 2019 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (the “Filing No. 1”) via EDGAR. For convenience, we will hand deliver three full copies of Filing No. 1, as well as three copies of Filing No. 1 marked to show all changes made since the submission of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Filing No. 1 unless otherwise specified.

Business, page 60

Proved, Probable and Possible Reserves, page 97

PUDs, page 101

1.

Your discussion of the changes in proved undeveloped reserves that occurred in 2018 indicates that the line item entry representing revisions in the previous estimates of reserves is the result of an aggregation of two separate and unrelated factors, e.g. development timing and EUR adjustments.

Expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the

Securities and Exchange Commission

March 18, 2019

change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 100.

Financial Statements, page F-1

2.	Please address the financial statement updating requirements in Rule 3-12(b) of Regulation S-X for the registrant and predecessor.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

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Securities and Exchange Commission

March 18, 2019

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

BRIGHAM MINERALS, INC.

By:	/s/ Robert M. Roosa
Name:	Robert M. Roosa
Title:	Chief Executive officer and Director

Enclosures

cc:	Blake Williams, Brigham Minerals, Inc.

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Thomas G. Zentner, Vinson & Elkins L.L.P.